EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
September 30, 2011

Income before provision for income taxes and fixed charges (Note A)	$133,572,486

Fixed charges:
Interest on long-term debt	$42,560,648
Interest on short-term debt	96,384
Other interest	(2,440,464)
Rental expense representative of an interest factor (Note B)	5,945,793

Total fixed charges	$46,162,361

Ratio of earnings to fixed charges	2.89x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).